Filed by Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

Commission File No. 333-185483

Your Response is Urgently Needed.

June 22, 2021

Dear Valued Cohen & Steers MLP Income and Energy Opportunity Fund Stockholder:

I am writing today to personally ask for your help with our Fund’s stockholder proxy that has been underway for the last couple of months. You are a very important stockholder of record in the Cohen & Steers MLP Income and Energy Opportunity Fund. As of today, this Fund has not reached passage as it has not received the necessary votes from stockholders for the proposal to pass.

Given your share ownership in this Fund, your vote is critical. Our stockholder meeting is scheduled for Wednesday, June 30, 2021, so your immediate participation is needed.

There are a couple of options that will allow us to quickly receive your vote.

Vote via the Internet – You may cast your vote using the Internet by logging onto the Internet address located on your proxy ballot(s) and following the instructions on the website. www.proxyvote.com

Vote by Touch-Tone Phone – You may cast your vote by telephone by calling the toll-free number found on the proxy ballot(s) that you received.

Vote via the mail – return the executed proxy card in the postage-paid envelope provided so it is received before June 30, 2021.

I would be extremely thankful for your help and participation in this important initiative for the Cohen & Steers MLP Income and Energy Fund.

We truly appreciate your investment with the Cohen & Steers MLP Income and Energy Fund and regret any inconvenience as a result of this process. Thank you again for your help and support.

Sincerely,

Adam M. Derechin President of the Funds